SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                                Commission File Number 0-21221
                                                                       -------

(Check one)
[X] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
      For period ended February 29, 1996
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
      For the transition period ended
                                      ---------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------


                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant:          MICROVISION, INC.

     Former name if applicable         N/A

     Address of principal              2203 Airport Way South, Suite 100
     executive office (Street & Number)

     City, State and Zip Code          SEATTLE, WA 98134

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Since February 1999, the Registrant has been negotiating a material financing that was expected to be completed on or before March 31, 1999, the due date for the Form 10-K. The closing is now planned for April 1, 1999.
Assuming the financing is completed, it may have a material effect on the Registrant's liquidity and capital resources and will be described in the Management's Discussion and Analysis of Financial Condition and Results of Operations and as a "subsequent event" in the Notes to the Financial Statements for the fiscal year ended December 31, 1998. Because of the extraordinary burden placed on the management and accounting resources of the Company caused by the concurrent negotiation and documentation of the financing and the preparation of the Form 10-K, the Company has been unable to prepare and file the Form 10-K by the due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

RICHARD A. RAISIG                                (206) 623-7055
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(Name)                                           (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                          [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                                MICROVISION, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




     Date: March 31, 1999              By: /s/ RICHARD A. RAISIG
                                          -------------------------------------
                                               Richard A. Raisig
                                               Chief Financial Officer and
                                               Vice President, Operations


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).